March 22, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention:	Joseph Cascarano, Senior Staff Accountant
Robert S. Littlepage, Accounting Branch Chief

Re:	Grom Social Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 27, 2017
Form 10-Q for Fiscal Quarters Ended September 30, 2017
Filed November 20, 2017
File No. 000-55585

Gentlemen:

This letter sets forth the response of Grom Social Enterprises, Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (“Staff”) in connection with the above referenced filing(s) as set forth in the Staff’s letter dated March 5, 2018.

For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

Form 10-Q/A for Fiscal Quarters Ended September 30, 2017

Note 15. Restatement of Financial Statements, page F-18

1.

We note your explanation on page 2 that the share exchange transaction between Illumination America, Inc. and Grom Holdings, Inc. was a reverse acquisition, but that the “transaction was accounted for as a recapitalization effected by a share exchange, wherein Grom Holdings is considered the acquirer for accounting and financial reporting purposes. The assets and liabilities of the acquired entity have been brought forward at their book value and no goodwill has been recognized.” In this regard, please clarify your basis in GAAP for not stepping up the net assets of Illumination America, Inc. (the accounting acquiree), recognized and measured in accordance with the guidance outlined within Topic 805 of the ASC. Your response should also quantify any differences between the carrying amount and the resulting amount if such carrying amounts were stepped up at the time of the share exchange transaction. Reference is made to paragraph 805-40-45-2(b) of the ASC.

Response: The Company considered the guidance in ASC 820-10, “Fair Value Measurement”, ASC 805-20, “Business Combinations: Identifiable Assets and Liabilities, and Any Noncontrolling Interests”, ASC 805-30, “Business Combinations: Goodwill or Gain from Bargain Purchase, Including Consideration Transferred”, and ASC-805-40, “Reverse Acquisitions” in determining the fair value of the assets acquired and liabilities assumed from Illumination America, Inc.

ASC 820-10-20 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable.

Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The Company used the market approach to measure the fair value of the Level 1 financial assets acquired and liabilities assumed from Illumination America, Inc. in the acquisition. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. We determined that the respective carrying values of the financial instruments acquired approximated their fair values, and as such, that no step-up in their basis was required. These financial instruments included cash, trade receivables, prepaid expenses, related party payables, accounts payable, accrued liabilities and short-term borrowings. Fair values were estimated to approximate carrying values for these financial instruments since they are short term in nature and they are receivable or payable on demand. The Company did not acquire or assume any Level 2 or Level 3 assets or liabilities in the transaction.

ASC 805-20-20 defines intangible assets as assets (not including financial assets) that lack physical substance. The term intangible asset is used to refer to intangible assets other than goodwill. ASC-20-25-10 adds that the acquirer shall recognize separately from goodwill the identifiable intangible assets acquired in a business combination. An intangible asset is identifiable if it meets either the separability criterion or the contractual legal criterion described in the definition of identifiable. ASC-20-30-1 further states that the acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire at the acquisition-date fair values.

ASC 805-30-20 defines goodwill as an asset representing the future economic benefits arising from other assets acquired in a business combination or an acquisition by a not-for-profit entity that are not individually identified or separately recognized. ASC 805-30-30-1 adds that the acquirer shall recognize goodwill as of the acquisition dates, measured as the excess of the consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired or liabilities assumed.

The Company considered the terms of the share exchange agreement between Illumination America, Inc. and Grom Holdings, Inc., in addition to other qualitative and quantitative factors, in determining whether to record any goodwill or separately identifiable intangible assets. Goodwill represents the difference between the purchase price, or consideration transferred, and the fair value of the business. The Company determined that since the carrying value of Illumination America, Inc. approximated its fair value, that no goodwill or intangible assets should be recorded as a result of the reverse acquisition.

2.

Furthermore, please tell us whether you have retroactively adjusted Grom Holdings, Inc.’s capital structure to reflect Illumination America, Inc.’s legal capital structure. In this regard, ASC 805-40-45-1 states in part, “retroactively adjust the accounting acquirer´s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).” In your share transaction, as you have disclosed, Grom Holdings, Inc. is the accounting acquirer, and Illumination America, Inc. is the accounting acquiree and the legal parent. Accordingly, please include either a separate statement or a footnote disclosure for the changes in stockholders´ equity (deficit) per ASC 505-10-50-2 ensuring compliance with the guidance in ASC 805-40-45.

Response: The Company did retroactively adjust Grom Holdings, Inc.’s capital structure to reflect Illumination America, Inc.’s legal capital structure in accordance with the guidance in ASC 805-40-45. As requested, we herein submit our Consolidated Statement of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2017 and Year Ended December 31, 2016 for the Staff’s consideration.

Please contact me at (561) 287-5776 or, in my absence, Darren Marks, Chief Executive Officer, at (954) 579-9505 or our securities counsel, Marcelle S. Balcombe at Sichenzia Ross Ference Kesner LLP should you have any questions or require additional information.

Sincerely,

/s/ Melvin Leiner

Melvin Leiner

Executive Vice President and Chief Financial Officer

GROM SOCIAL ENTERPRISES INC.

Consolidated Statements of Changes in Stockholders' Equity (Unaudited)

								Accumulated
						Additional		Other	Total
	Preferred Stock		Common Stock		Treasury	Paid-in	Retained	Comprehensive	Stockholders'
	Shares	Value	Shares	Value	Stock	Capital	Earnings	Income	Equity

Balance, December 31, 2015	–	$–	82,419,779	$82,420	$–	$23,133,298	$(24,084,751)	$–	$(869,033)

Net income (loss)	–	–	–	–	–	–	(10,713,158)	–	(10,713,158)
Change in foreign currency translation	–	–	–	–	–	–	–	(54,656)	(54,656)
Issuance of common stock in connection with sales made under private offerings	–	–	436,987	437	–	339,639	–	–	340,076
Issuance of common stock in connection with the exercise of common stock purchase warrants	–	–	5,216,670	5,217	–	1,245,783	–	–	1,251,000
Issuance of common stock in exchange for consulting, professional and other services	–	–	543,030	543	–	342,682	–	–	343,225
Issuance of common stock in lieu of cash for loans payable and other accrued obligations	–	–	521,250	521	–	149,479	–	–	150,000
Issuance of common stock in connection with the issuance of convertible debenture(s)	–	–	884,244	884	–	666,448	–	–	667,332
Issuance of common stock in connection with the amendment of terms of promissory note(s)	–	–	41,700	42	–	32,458	–	–	32,500
Issuance of common stock in connection with the acquisition of a business	–	–	7,408,701	7,409	–	4,265,091	–	–	4,272,500
Issuance of common stock in connection with the acquisition of certain intangible assets		–	208,500	209	–	162,291	–	–	162,500
Conversion of convertible debentures and accrued interest into common stock		–	3,771,928	3,772	–	2,709,857	–	–	2,713,629
Recognition of beneficial conversion features related to convertible debentures	–	–	–	–	–	67,917	–	–	67,917
Stock based compensation expense related to stock options	–	–	–	–	–	8,080,998	–	–	8,080,998

Balance, December 31, 2016	–	$–	101,452,789	$101,454	$–	$41,195,941	$(34,797,909)	$(54,656)	$6,444,830

Net income (loss)	–	–	–	–	–	–	(5,745,159)	–	(5,745,159)
Change in foreign currency translation	–	–	–	–	–	–	–	(24,709)	(24,709)
Issuance of common stock in connection with the exercise of common stock purchase warrants	–	–	6,300,870	6,301	–	1,504,699	–	–	1,511,000
Issuance of common stock as compensation to employees, officers and/or directors	–	–	851,931	851	–	663,124	–	–	663,975
Issuance of common stock in exchange for consulting, professional and other services	–	–	1,597,965	1,598	–	955,107	–	–	956,705
Issuance of common stock in lieu of cash for loans payable and other accrued obligations	–	–	45,870	46	–	32,954	–	–	33,000
Issuance of common stock in connection with the acquisition of certain intangible assets	–	–	83,400	83	–	59,917	–	–	60,000
Conversion of convertible debentures and accrued interest into common stock	–	–	24,324	24	–	17,476	–	–	17,500
Reverse acquisition adjustment	–	–	10,264,744	10,265	–	(235,043)	–	–	(224,778)
Stock based compensation expense related to stock options	–	–	–	–	–	1,712,860	–	–	1,712,860

Balance, September 30, 2017	–	$–	120,621,893	$120,622	$–	$45,907,035	$(40,543,068)	$(79,365)	$5,405,224

The accompanying notes are an integral part of the consolidated financial statements.